               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         Form U-3A-2

       Statement by Holding Company Claiming Exemption Under
             Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935

             To Be Filed Annually Prior to March 1

                      ENOVA CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.	NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF
CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

	 Enova Corporation ("Claimant") is a corporation organized and existing under the laws of the State of California.<F1> Enova Corporation is a holding company, organized to acquire and hold securities of other corporations. Enova Corporation's principal place of business is 101 Ash Street, San Diego, California. Its mailing address is Post Office Box 129400, San Diego, California 92112-9400. Enova Corporation has the following subsidiaries:

A.	San Diego Gas & Electric Company ("SDG&E") is a public utility organized and existing as a corporation under the laws of the State of California. SDG&E is a wholly owned subsidiary of Enova Corporation.
SDG&E is primarily engaged in the business of generating, transmitting and distributing electric energy in San Diego County and in an adjacent portion of Orange County, and distributing natural gas in San Diego County. SDG&E's principal place of business is 101 Ash Street, San Diego, California. Its mailing address is Post Office Box 1831, San Diego, California 92112-4150.

B.	Pacific Diversified Capital Company ("PDCC") is an independently-
operated holding company organized and existing as a corporation under the laws of the State of California. PDCC is a wholly owned subsidiary of Enova Corporation. PDCC owns Phase One Development, Inc. and Phase One Construction, Inc. (inactive). PDCC's principal place of business is 101 Ash Street, San Diego, California 92101.

(1) Phase One Development, Inc. ("Phase One") is a corporation organized and existing under the laws of the State of California. Phase One is in the business of owning and developing real property. Phase One's principal place of business is 101 Ash Street, San Diego, California 92101.

C. Enova Financial, Inc. ("Enova Financial") is a corporation organized and existing under the laws of the State of California. Enova Financial is a wholly owned subsidiary of Enova Corporation. Enova Financial's principal business is investing as a limited partner in affordable- housing projects located throughout the country. Enova Financial's principal place of business is 101 Ash Street, San Diego, California 92101.





D. Califia Company ("Califia") is a corporation organized and existing under the laws of the State of California. Except for an immaterial number of shares of non-voting preferred stock, Califia is a wholly owned subsidiary of Enova Corporation. Califia is an equipment-leasing company, specializing in leasing computer equipment. Califia's principal place of business is 101 Ash Street, San Diego, California 92101.

E. Enova Energy, Inc. is a corporation organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Enova Corporation and is an energy-management-consulting firm. Its primary business is resource management consulting (including generation, purchased power and transmission) and fuel and power procurement consulting for utilities and large end-users. Its principal place of business is 9855 Scranton Road, Suite 100, San Diego,
 California 92121.

F. Enova Technologies, Inc. is a corporation organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Enova Corporation. It is in the business of developing new technologies generally related to the utility and energy businesses.
Its principal place of business is 9855 Scranton Road, Suite 100, San Diego, California 92121.

G. Enova International is a corporation organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Enova Corporation and is involved in natural-gas and power projects outside the United States. Its principal place of business is 101 Ash Street, San Diego, California 92101.

(1) Enova Mexico S.A. de C.V. is a wholly owned subsidiary of Enova International. It is involved in natural-gas and power projects in Mexico.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

	Enova Corporation is not a "public utility company" for the purposes of the Public Utilities Holding Company Act of 1935 (the
"Act"), and does not own any such properties.
















                                              2
SDG&E Electric Utility Properties:
---------------------------------

     SDG&E operates nine oil and gas-fueled generating units, with net capability of 1,641 MW, located in San Diego County. The four South Bay units (690 MW), located in the City of Chula Vista, went into operation between 1960 and 1971; the five Encina units (951 MW), located in the City of Carlsbad, went into operation between 1954 and 1978. SDG&E owns 100% of all of these units except Encina 5 (330 MW), which SDG&E sold and leased back in 1978, with a lease term through 2004 and renewal options for up to 15 additional years. SDG&E owns 19 gas-fired combustion turbines with net capability of 332 MW, which were placed in service from 1966 to 1979; these turbines are located at various sites in San Diego County and are used only for emergency and peak demand. SDG&E owns 20% of the three nuclear units at San Onofre Nuclear Generating Station ("SONGS"), located in San Diego County, south of San Clemente at the Camp Pendleton United States Marine Base. SONGS is primarily owned and operated by Southern California Edison Company ("Edison"). SONGS 1 has been permanently shut down. SDG&E's share of SONGS 2 and 3 amounts to an aggregate of 430 MW. SDG&E owns another 230-MW diesel- and gas-fueled plant in San Diego County, which is in storage and is not expected to return to service.

      SDG&E's transmission facilities consist of transmission lines and transmission substations operating at various voltages from 69 kV (69,000 volts) upwards to 500 kV. SDG&E owns the transmission facilities located in the area in which it serves (San Diego County and an adjacent portion of Orange County), as well as all or portions (specified below) of the three segments of the Southwest PowerLink (SWPL), a 500-kV transmission line extending from SDG&E's Miguel Substation in Southern San Diego County to the Palo Verde Nuclear Generating Station west of Phoenix, Arizona, via two intermediary substations at Imperial Valley, California and North Gila, Arizona.

      SDG&E's transmission system consists of the following:

              - 500 kV: 279.00 circuit-miles (159.0 miles in
                        California, 120.0 miles in Arizona)
              - 230 kV: 358.45 circuit-miles (all in California)
              - 138 kV: 317.64 circuit-miles (all in California)
              -  69 kV: 925.18 circuit-miles (all in California)

     SDG&E is interconnected to various utilities for the purpose of buying and selling electric power and energy, as well as for mutual reliability. SDG&E is interconnected with Edison at the San Onofre 230-kV bus. SDG&E's system connects to the Mexico utility Comision Federal de Electricidad via two 230 kV transmission lines, one from Miguel Substation to Tijuana Substation and the other from Imperial Valley Substation to La Rosita Substation (each line owned by SDG&E on the U.S. side of the international border). The Miguel-Imperial Valley segment of the SWPL (100% owned by SDG&E) provides an interconnection to the system of Imperial Irrigation District; the Imperial Valley - North Gila segment of the SWPL (85.64% owned by SDG&E) provides an interconnection with Arizona Public Service; and the North Gila-Palo Verde segment of the SWPL (76.22% owned by SDG&E) provides the final leg for accessing power at the Palo Verde 500-kV bus, at which power from various sources can be obtained by SDG&E. All the substations at these interconnections are jointly owned by SDG&E and the respective interconnected utilities.

    SDG&E's distribution facilities consist of approximately 8,700 circuit miles of overhead lines and 9,100 circuit miles of underground lines located in San Diego and Orange Counties.

                                         3
SDG&E Gas Utility Properties:
----------------------------

     SDG&E owns and operates facilities used for the distribution of natural gas to its electric generating units and to retail customers for heat, light and power in San Diego County. SDG&E's natural gas facilities are located in San Diego and Riverside Counties. Gas facilities consist of transmission facilities (compressor stations of 16,900 horsepower in Moreno and of 3,080 horsepower in Rainbow), approximates 6,830 miles of high-pressure transmission pipelines, approximately 6,679 miles of high-pressure and low-pressure distribution mains, and approximately 5,512 miles of service lines. All natural gas is delivered to SDG&E under a transportation and storage agreement with Southern California Gas Company through two transmission pipelines and one distribution pipeline owned by Southern California Gas, with a combined capacity of 525 million cubic feet per day.

3. INFORMATION FOR CALENDAR YEAR 1996 WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(a). NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.<F2> <F3>

                             Electric(kwh)               Gas(Mcf)
     Enova Corporation:           None                       None
     SDG&E:     Retail:      16,045,261,604              94,638,603
                Wholesale:      649,946,500                  None

<F2> Excludes customer-owned natural gas transported to retail customers by SDG&E.

<F3> Excludes exchanges of natural gas and electricity with wholesale suppliers that are not considered sales or purchases under the Federal
Power Act.

(b).   NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

      Enova Corporation:                         None
      SDG&E:                                     None

 (c).  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.<F4>

                             Electric(kwh)           Gas(Mcf)
                             -------------           ---------
       Enova Corporation:      None                   None
       SDG&E:                630,115,000             1,010,684

(d).  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.<F4>

                            Electric(kwh)           Gas(Mcf)
                            -------------           ---------
       Enova Corporation:      None                  None
       SDG&E:               8,409,675,000           96,391,506

<F4>Excludes exchanges of natural gas and electricity with wholesale suppliers that are not considered sales or purchases under the Federal
Power Act.


                                   4
4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
DOLLARS:

(a).  NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE
FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE
GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

       None.

(b). Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       Not applicable.

(c). TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

       Not applicable.

(d).   CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY
COMPANY DURING THE REPORTING PERIOD.

       Not applicable.

(e). IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

      Not applicable.

EXHIBIT A

      Consolidating Statements of income and surplus of Enova
Corporation's subsidiary companies for the year ended December 31, 1996, together with consolidating balance sheets of Enova Corporation's subsidiary companies as of the close at December 31, 1996, are attached as Exhibit A.



















                                          5
EXHIBIT B

Financial Data Schedule

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis. See Ex-27

EXHIBIT C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Not Applicable.

      The above-named Enova Corporation has caused this statement to be duly executed on its behalf by its authorized officer as of the 28th day of February, 1997.

                                  ENOVA CORPORATION


                                  By :      /s/Frank H Ault
                                      -------------------------------
                                               Frank H. Ault
                                       Vice President and Controller

Corporate Seal

Attest:

/s/ Constance K. Goates
-----------------------
Constance K. Goates
Assistant Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                         Frank H. Ault
                 Vice President and Controller
                    Post Office Box 129400
               San Diego, California 92112-9400

Exhibit A
Enova Corporation/
Consolidating Income Statement
In Thousands of Dollars
For the Year Ended December 31, 1996

                                                                 ENOVA     ENOVA           ENOVA
                                 SDG&E      PDCC     CALIFIA   FINANCIAL   ENERGY      INTERNATIONAL
                               ----------  -------  ---------  ---------  ----------   -------------
OPERATING REVENUES
Electric                       $1,590,882  $        $          $           $
Gas                               348,035
Other                                                 53,565                    789
                               ----------  -------  ---------  ---------  ------------  ------------
TOTAL OPERATING REVENUES        1,938,917             53,565                    789
                               ----------  -------  ---------  ---------  ------------  ------------
OPERATING EXPENSES
Electric fuel                     134,350
Purchased power                   310,731
Gas purchased for resale          152,151                                       257
Maintenance                        57,652
Depreciation & decommissioning    314,278             13,672      4,540
Property and other taxes           44,761
General and administrative        247,653      547       575        476       9,088              939
Other                             166,394             41,384      3,933          18
Income taxes                      202,185            (12,611)   (31,416)       (149)
                               ----------  --------  --------  ---------  ------------  ------------
TOTAL OPERATING EXPENSES        1,630,155      547    43,020    (22,467)      9,214              939
                               ----------  --------  --------  ---------  ------------  ------------
Operating Income                  308,762     (547)   10,545     22,467      (8,425)            (939)
                               ----------  --------  --------  ---------  ------------  ------------
Other Income and (Deductions)

Allowance for equity funds used
  during construction               5,898
Taxes on non-operating income       4,227   (1,230)
Other-net                          (5,431)   3,999       (85)     2,175        (972)
                               ----------  --------  --------  ---------  ------------  ------------
Total other income & (deductions)   4,694    2,769       (85)     2,175        (972)
                               ----------  --------  --------  ---------  ------------  ------------
Income Before Interest Charges    313,456    2,222    10,460     24,642      (9,397)            (939)
                               ----------  --------  --------  ---------  ------------  ------------
Interest Charges
Long-term debt                     76,463              1,387     11,348
Short-term debt and other          17,516    1,936                               48               13
Allowance for borrowed funds used
  during construction              (3,288)
Preferred Dividend of SDG&E
                               ----------  --------  --------  ---------  ------------  ------------
Net interest charges & pref. div.  90,691    1,936     1,387     11,348          48
                               ----------  --------  --------  ---------  ------------  ------------
Net Income(loss) (before preferred
dividend requirements)            222,765      286     9,073     13,294      (9,445)            (952)

Preferred Dividend of SDG&E         6,582      -         -         -             -            -
                               ----------  --------  --------  ---------  ------------  ------------
Earnings Applicable to
  Common                       $  216,183
                                ==========


Exhibit A
Enova Corporation
Consolidating Income Statement
In Thousands of Dollars
For the Year Ended December 31, 1996


                                                     Adjustments
                                 ENOVA      ENOVA        and
                               TECHNOLOGY   CORP    Eliminations  Consolidated
                               ----------  -------  ------------  ------------
OPERATING REVENUES
Electric                       $           $          $             $1,590,882
Gas                                                                    348,035
Other                                 203                               54,557
                               ----------  -------  ------------  ------------
TOTAL OPERATING REVENUES              203                            1,993,474
                               ----------  -------  ------------  ------------
OPERATING EXPENSES
Electric fuel                                                          134,350
Purchased power                                                        310,731
Gas purchased for resale                                               152,408
Maintenance                                                             57,652
Depreciation & decommissioning                                         332,490
Property and other taxes                3                               44,764
General and administrative          2,451     329                      262,058
Other                                         516                      212,245
Income taxes                               (6,538)            342      151,813
                               ----------- --------  ------------  -----------
TOTAL OPERATING EXPENSES           (2,454) (5,693)            342    1,658,511
                               ----------- --------  ------------  -----------
Operating Income                   (2,251)  5,693            (342)     334,963
                               ----------- --------  ------------  -----------
Other Income and (Deductions)

Allowance for equity funds used
  during construction                                                    5,898
Taxes on non-operating income                                342         3,339
Other-net                          (1,682)  2,528         (3,797)       (3,265)
                               ----------- --------  ------------  -----------
Total other income & (deductions)  (1,682)  2,528         (3,455)        5,972
                               ----------- --------  ------------  -----------
Income Before Interest Charges     (3,933)  8,221         (3,797)      340,935
                               ----------- --------  ------------  -----------
Interest Charges
Long-term debt                                                          89,198
Short-term debt and other               5   1,795         (3,797)       17,516
Allowance for borrowed funds used
  during construction                                                   (3,288)
Preferred Dividend of SDG&E                                6,582         6,582
                               ----------  --------  ------------  -----------
Net interest charges & pref. div.       5   1,795          2,785       110,008
                               ----------  --------  ------------  -----------
Net Income(loss) (before preferred
dividend requirements)             (3,938)  6,426         (6,582)      230,927

Preferred Dividend of SDG&E                               (6,582)
                               ----------- --------  ------------   ----------
Earnings(loss)  Applicable to
  Common Shares                                                       $230,927
                               =========== ========  ============   ==========




Enova Corporation
Consolidating Statement of Retained Earnings
For the Year Ending December 31, 1996
In Thousands of Dollars

                                                                ENOVA      ENOVA          ENOVA
                                SDG&E       PDCC     CALIFIA  FINANCIAL    ENERGY     INTERNATIONAL
                              ---------   ---------  -------  ---------  ---------    -------------
Balance, December 31, 1995    $ 662,566   $(49,186)  $26,379  $22,409    $             $
  Net Income                    222,765        286     9,073   13,294    (9,445)               (952)
Subsidiaries transferred to
     Enova Corporation         (150,437)
Dividends declared:
     To Enova Corporation                            (27,000)
     Preferred stock             (6,582)                (550)
     Common stock              (181,867)
                              ----------  ---------  -------  --------  ---------     --------------
Balance December 31, 1996     $ 546,445   $(48,900)  $ 7,902  $35,703   $(9,445)               (952)
                              ==========  =========  =======  ========  =========     ==============



Enova Corporation
Consolidating Statement of Retained Earnings
For the Year Ending December 31, 1996
In Thousands of Dollars

                                                     Adjustments
                                ENOVA       ENOVA       and
                              TECHNOLOGY    CORP.    Eliminations  Consolidated
                              ----------  ---------  ------------  ------------
Balance, December 31, 1995    $           $          $    398      $662,566
  Net Income                     (3,938)    230,927  (231,083)      230,927
Subsidiaries transferred to
     Enova Corporation                      150,437
Dividends declared:
     To Enova Corporation                   181,867  (154,867)
     Preferred stock                                    7,132
     Common stock)                         (181,867)  181,867      (181,867)
                              ----------  ---------- ----------   -------------
Balance December 31, 1996    $   (3,938)  $ 381,364 $(196,553)     $711,626
                              ==========  ========== ==========   =============




Enova Corporation
Consolidating Balance Sheet
In Thousands of Dollars
For the Period Ended December 31, 1996

                                                                  Enova      Enova         Enova
                                 SDG&E       PDCC     CALIFIA   Financial   Energy     International
                               ----------  --------  ---------  ---------  ------------ ------------
ASSETS
Utility plant--at original cost $5,704,464  $         $          $          $            $
Accumulated depreciation
    and decommissioning         (2,630,093)
                               ----------- --------- ---------- ---------- ----------  -------------
  Utility plant--net             3,074,371
                               ----------- --------- ---------- ---------- ----------  -------------
Investments and other property     337,520    12,164     29,448    266,113        203        2,100
                               ----------- --------- ---------- ---------- ----------  -------------
CURRENT ASSETS
  Cash and temporary investments    81,409       347        264     73,369        327          165
  Accounts receivable              187,986        16                    67        335          238
  Notes receivable                                       33,564
  Inventories                       63,078                                        329
  Due from affiliates                                    28,906                                 10
  Other                             33,227        51     13,776                    15
                                ----------  --------  ---------  ---------  ----------  ------------
     TOTAL CURRENT ASSETS          365,700       414     76,510     73,436      1,006          413
                                ----------  --------  ---------  ---------  ----------  ------------
Deferred taxes recoverable in rates 189,193
Deferred income taxes                                     3,864
Deferred charges and other assets   193,732   12,092     20,899      1,073        282
                                 ----------  --------  ---------  ---------  ----------  -----------
     TOTAL ASSETS                $4,160,516 $ 24,670  $ 130,721  $ 340,622  $   1,491   $    2,513
                                 ==========  ========  =========  =========  ==========  ===========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common equity                  $1,404,136 $ 11,972  $  35,930  $  97,603  $  (2,392)   $   2,274
  Preferred stock not subject
    to mandatory redemption          78,475               5,235
  Preferred stock subject to
    mandatory redemption             25,000
  Long-term debt                  1,284,816               5,473    189,049
                                -----------  --------  ---------  ---------  ----------  -----------
     TOTAL CAPITALIZATION         2,792,427   11,972     46,638    286,652     (2,392)       2,274
                                -----------  --------  ---------  ---------  ----------  -----------
CURRENT LIABILITIES
  Current portion long-term debt     33,639               6,261     30,002
  Accounts payable                  174,884       32         41         73        687           21
  Due to affiliates                   7,214   10,304                            3,094          218
  Dividends payable                  47,131                  82
  Taxes accrued
  Interest accrued                   12,824                          8,435
  Regulatory balancing accounts
    overcollected-net                35,338
  Other                             110,743       67     47,380                    27
                                -----------  --------  ---------  ---------  ----------  -----------
     TOTAL CURRENT LIABILITIES      421,773   10,403     53,764     38,510      3,808          239
                                ----------  --------  ---------  ---------  ----------  ------------
Customer advances for construction   34,666
Accumulated deferred income
  taxes                             487,119      376                15,460
Accumulated deferred investment
  tax credit                         64,410
Deferred credits and other
  liabilities                       360,121    1,919     30,319                    75
                                 ----------  --------  ---------  ---------  ---------- ------------
TOTAL CAPITALIZATION &           $4,160,516 $ 24,670  $ 130,721  $ 340,622     $1,491  $     2,513
LIABILITIES                      ==========  ========  =========  =========  ========== ============



Enova Corporation
Consolidating Balance Sheet
In Thousands of Dollars
For the Period Ended December 31, 1996

                                                         Adjustments
                                Enova        Enova          and
                               Technology   Corporation  Eliminations  Consolidated
                               ----------  ------------  ------------  -------------
ASSETS
Utility plant--at original cost $            $          $                $5,704,464
Accumulated depreciation
    and decommissioning                                                  (2,630,093)
                               -----------  -----------  ------------  -------------
  Utility plant--net                                                      3,074,371
                               -----------  -----------  ------------  -------------
Investments and other property       2,822   1,609,759   (1,609,941)        650,188
                               -----------  -----------  ------------  -------------
CURRENT ASSETS
  Cash and temporary investments     5,271      11,927                      173,079
  Accounts receivable                                        (2,113)        186,529
  Notes receivable                                                           33,564
  Inventories                           30                                   63,437
  Due from affiliates                           16,612      (45,528)
  Other                                320                     (295)         47,094
                                ----------  ----------  ------------  -------------
     TOTAL CURRENT ASSETS            5,621      28,539      (47,936)        503,703
                                ----------  ----------  ------------  -------------
Deferred taxes recoverable in rates                                         189,193
Deferred income taxes                                        (3,864)
Deferred charges and other assets    1,027       2,677                      231,782
                                ---------- -----------  ------------- -------------
     TOTAL ASSETS                $   9,470  $1,640,975  $(1,661,741)     $4,649,237
                                ========== ===========  ============= =============

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common equity                  $   8,884  $1,570,484  $(1,559,221)     $1,569,670
  Preferred stock not subject
    to mandatory redemption                                  (5,235)         78,475
  Preferred stock subject to
    mandatory redemption                                                     25,000
  Long-term debt                                                          1,479,338
                                ---------- ----------     -----------    -----------
     TOTAL CAPITALIZATION            8,884  1,570,484     1,564,456)      3,152,483
                                ---------- ----------     -----------    -----------
CURRENT LIABILITIES
Current portion long-term debt                                               69,902
  Accounts payable                      77                                  175,815
  Due to affiliates                    409     24,711       (45,950)
  Dividends payable                            45,485       (45,485)         47,213
  Taxes accrued                                   295          (295)
  Interest accrued                                                           21,259
  Regulatory balancing accounts
    overcollected-net                                                        35,338
  Other                                100                                  158,317
                                ----------   --------    -----------     -------------
     TOTAL CURRENT LIABILITIES         586     70,491       (91,730)        507,844
                                ----------   --------    -----------     -------------
Customer advances for construction                                           34,666
Accumulated deferred income
  taxes                                                      (5,555)        497,400
Accumulated deferred investment
  tax credit                                                                 64,410
Deferred credits and other
  liabilities                                                               392,434
                                ----------  ---------   ------------    --------------
 TOTAL CAPITALIAZATION &           $9,470  $1,640,975   $(1,661,741)    $  4,649,237
   LIABILITIES                  ==========  =========   ============    ==============








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